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                          January 22, 2021

       Yumin Liu
       Chief Executive Officer
       ReneSola Ltd
       3rd Floor, 850 Canal St
       Stamford, CT 06902

                                                        Re: ReneSola Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed January 15,
2021
                                                            File No. 333-252137

       Dear Yumin Liu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sherry
Haywood at (202) 551-3345 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              David Zhang